[MINTZ LEVIN LOGO]                                          ONE FINANCIAL CENTER
                                                                BOSTON, MA 02111
                                                                    617-542-6000
                                                                617-542-2241 FAX
BRIAN P. KEANE | 617 348 3093 | bkeane@mintz.com                   www.mintz.com


                              February 2, 2007

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

         Re: SYNTA PHARMACEUTICALS CORP.
             AMENDMENT NO. 4 TO REGISTRATION STATEMENT ON FORM S-1 REGISTRATION NO. 333-138894 (THE "REGISTRATION STATEMENT")

Ladies and Gentlemen:

     On behalf of Synta Pharmaceuticals Corp. (the "Company"), we are hereby filing with the Securities and Exchange Commission (the "Commission") Amendment No. 4 (the "Amendment") to the Company's Registration Statement on Form S-1, initially filed with the Commission on November 22, 2006 and amended on December 1, 2006, January 4, 2007 and January 23, 2007. We are delivering one marked complete courtesy copy of the Amendment and one courtesy copy of this letter to each of Jeffrey Riedler, John Krug, Tabitha Akins and Lisa Vanjoske of the Commission.

     The Amendment is being filed solely for the following reasons:

       - to reflect that the 1-for-4 reverse stock split previously noted in the Registration Statement as "to be effected prior to completion of this offering" was effected on February 2, 2007 (pages 8, 53, F-20, F-48 and II-2);

       - to remove the conditional language from the report of the Company's Independent Registered Public Accounting Firm set forth on page F-21; and

       - to file certain exhibits to the Registration Statement (Exhibits 1.1, 3.1(a), 3.1(b), 4.1, 4.2.3 and 23.1).

                                    * * * * *

     On February 1, 2007, the Company filed a written request for acceleration of the effective date of the registration statement to 2:00 p.m. on February 5, 2007, which request included the requested "Tandy" language therein. The Company's request for acceleration of the effective date was joined by the Underwriters.


               MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

      BOSTON | WASHINGTON | NEW YORK | STAMFORD | LOS ANGELES | PALO ALTO |
                               SAN DIEGO | LONDON

MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Securities and Exchange Commission
February 2

Page 2

     Please do not hesitate to call Jon Kravetz or Brian Keane of this firm at
(617) 542-6000 with any comments or questions regarding the Amendment and this letter. We thank you for your time and attention.

                                                     Very truly yours,

                                                     /s/ Brian P. Keane
                                                     Brian P. Keane

cc:      SECURITIES AND EXCHANGE COMMISSION
         John Krug
         Tabitha Akins
         Lisa Vanjoske
         Jeffrey Riedler

         SYNTA PHARMACEUTICALS CORP.
         Safi R. Bahcall
         Keith Ehrlich
         Wendy E. Rieder

         MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.
         Jonathan L. Kravetz
         Daniel Kajunski
         Ann Margaret Eames
         Heather Vernon

         ROPES & GRAY LLP
         Patrick O'Brien
         Michael Beauvais

         KPMG LLP
         Michael Rezuke
         Mark Valentine